SURESAVE INSURANCE CORPORATION
PO BOX 11
MCMINNVILLE TN 37111

State of Tennessee
Department of Commerce and Insurance

License No: 2420600

NPN: 18954535

SURESAVE INSURANCE CORPORATION

This is to certify that all requirements of the State of Tennessee have been met.

LICENSE TYPE	LICENSE EXPIRATION DATE
BUSINESS ENTITY	03/01/2020

This insurance license shall remain in effect until the expiration date unless suspended, revoked or forfeited. The insurance producer must complete continuing education, renew the license and pay fees.

IN-1313
Department of
Commerce and Insurance